Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

NOTICE OF REQUISITIONED GENERAL MEETING

CONVENED ON REQUISITION BY SHAREHOLDERS UNDER SECTION 249D OF THE

CORPORATIONS ACT 2001

at 2.00pm 27 March 2009

Terrace Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

YOUR BOARD RECOMMENDS THAT YOU VOTE

AGAINST

ALL RESOLUTIONS

The business of the general meeting affects your shareholding and your vote is important.

ABN 82 010 975 612

LETTER TO SHAREHOLDERS

Dear Shareholder

As you will be aware certain shareholders of the Company representing just over 5% of shares on issue, including Cytopia Limited, (“Cytopia Shareholder Group”) have requisitioned this general meeting.

The Cytopia Shareholder Group has requested that resolutions removing all your current Directors and appointing three new directors be considered by shareholders.

As you will be aware from announcements made to the market by Cytopia Limited, the Cytopia Shareholder Group also proposed other resolutions to be considered by shareholders. After seeking appropriate advice, the Board determined that those resolutions, on a share buy back and the rescinding of previous shareholder resolutions, in the form submitted by the Cytopia Shareholder Group, are not valid and not competent to be considered by shareholders. The Cytopia Shareholder Group has, through its lawyers, agreed that the resolution regarding a buy back need not be put at the requisitioned general meeting and have stated that because it is now inaccurate, they have no objection to the original member’s explanatory statement not being included in this Notice of Meeting. Therefore the only resolutions to be considered at this general meeting are those valid resolutions relating to the removal and appointment of directors.

Your Board has issued a notice of meeting to be held on 11 March 2009 (“Merger Meeting”) to approve the proposed merger with Avexa Limited and a share buy back capped at $20 million (representing approximately 30% of shares on issue). The Board reiterates its unanimous support for the merger with Avexa.

Assuming the merger with Avexa is approved by Progen and Avexa shareholders and the Court, and the proposed buy back is approved at the Merger Meeting to be held on 11 March 2009, Progen shareholders will have the following options:

(a)

Maintain their shareholding in the merged company to be called Avexa Pharmaceuticals Limited.(1) The implied per share value of the merged group to Progen shareholders is $1.35 (based on the exchange ratio and the share price of Avexa immediately prior to transaction announcement). BDO Kendalls Corporate Finance (QLD) Limited (“BDO Kendalls”), the independent expert appointed to report on the proposed buy back, has determined that a discounted cash flow valuation of Avexa’s lead compound ATC implies a value of $2.03 to $3.18 per share for the merged group;

(b)	Sell their shares into the buy back at a price of $1.10 per share(2); or

(c)	Sell part of their shares into the buy back and maintain part of their shareholding in the merged company.

This requisitioned meeting is scheduled for 27 March 2009 which is after the Merger Meeting and the meeting of Avexa shareholders to approve the merger. If the resolutions at the Merger Meeting are passed, changing the directors of Progen at this requisitioned meeting may create significant uncertainty around whether the Avexa merger and the associated buy back would be completed as the new directors have indicated that they are opposed to the merger with Avexa and the associated buy back.

Your Board believes that there would be significant legal risks to the Company if new directors took steps which resulted in a breach of the Merger Implementation Agreement with Avexa (such as any attempt to terminate the merger that is not in accordance with the terms of the agreement), including a potential claim for damages substantially in excess of the $500,000 break fee which would be payable to Avexa.

(1) Name change from Progen Pharmaceuticals Ltd. to Avexa Pharmaceuticals Ltd is subject to shareholder approval

(2) The share buy back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis. The merger may proceed if it is approved by Progen Shareholders even if the buy back is not approved.

Even if the Merger Meeting resolutions are not passed, there is significant uncertainty around the future of your Company if the resolutions at this requisitioned meeting are passed.

The Cytopia Shareholder Group has declared that the new directors, if appointed, will implement an undefined share buy back proposal, which was incorrectly described as a 100% share buyback. Such a “100% buy back” could not legally be implemented although a return of all capital could be made through a winding up of the company. In a winding up, the quantum and timing of any capital return is highly uncertain and may be materially less than $1.10.

No information is available regarding the specific terms of any buy back. The new directors would need to decide whether to proceed with a buy back after being elected. The new directors would need to consider what is in the best interests of the Company and the shareholders as a whole as opposed to the interests of the minority of shareholders who are currently proposing their election. Hence there is no certainty as to whether any buy back will eventuate under the proposed new directors and, if a buy back is implemented, the quantum or timing of any buy back is highly uncertain.

The Cytopia Shareholder Group has also declared that the new directors will consider a merger between Progen and Cytopia Limited. No information has been provided regarding the proposed merger terms, the strategy of the combined group going forward or the cash such a combined group would require to fund ongoing operations.

Your Board has previously considered a merger with Cytopia Limited but the indicative terms put forward by Cytopia Limited were considered inferior to the merger terms offered by Avexa Limited. Cytopia has not put forward any binding superior proposal to the current directors. It would appear they are hoping to negotiate the terms of any merger proposal with the proposed new directors of Progen, who we note are all shareholders of Cytopia. The board of Progen believes the three nominated directors have a conflict of interest due to their shareholdings in Cytopia.

These proposals put forward by the Cytopia Shareholder Group are ill-conceived, ill-defined, highly uncertain and cannot be compared to the potential value which would be created by the Avexa merger.

The Cytopia Shareholder Group has not provided any details of the experience and qualifications of the proposed three directors. Your Board is therefore unable to comment on the collective ability of the proposed directors to manage the Company.

Shareholders should note that Mr Justus Homburg is employed as CEO/Managing Director of the Company. Removal of Mr Homburg as Director may affect his employment depending on the response of the Board (including any new members of the Board) to the outcome of the resolution to remove him as a Director. Although the removal of Mr Homburg as Director is not an event of termination under his employment contract per se, shareholders should be aware that if Mr Homburg’s employment contract is terminated by the Company, Mr Homburg may be entitled to a termination payment of $147,000.

For the reasons outlined above, we strongly urge you to vote AGAINST all resolutions at this meeting on 27 March 2009.

We strongly urge you to attend the Merger Meeting on 11 March 2009 and vote FOR all resolutions at that meeting.

This requisitioned general meeting will commence at 2.00pm but you will be able to register your attendance from 1.30pm.

Your vote will be important as this meeting affects the value of your shareholding. If you are unable to attend, we encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

Yours sincerely

Dr Mal Eutick, Chairman

On behalf of the Progen Board

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Progen Pharmaceuticals Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on 27 March 2009 at 2.00 pm.

YOUR BOARD RECOMMENDS THAT YOU VOTE

AGAINST

ALL RESOLUTIONS

BUSINESS

RESOLUTION 1 — REMOVAL OF DR MALVIN EUTICK AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Malvin Eutick, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 2 - REMOVAL OF MR PATRICK BURNS AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Patrick Burns, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 3 — REMOVAL OF MR STEPHEN CHANG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Stephen Chang, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 4 — REMOVAL OF MR JUSTUS HOMBURG AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Justus Homburg, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 5 — REMOVAL OF MR JOHN LEE AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr John Lee, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 6 — REMOVAL OF MR ROBERT WILLIAMSON AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Robert Williamson, pursuant to section 203D of the Corporations Act 2001 (Cth), be and is hereby removed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 7 — APPOINTMENT OF MR ROBERT COLLINS AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Robert Collins, pursuant to Article 10.4.1 of the Constitution of the Company, be and is hereby appointed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 8 — APPOINTMENT OF MR TOM WILLIAMS AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Tom Williams, pursuant to Article 10.4.1 of the Constitution of the Company, be and is hereby appointed as a director of the Company, effective immediately upon the close of this general meeting.”

RESOLUTION 9 — APPOINTMENT OF DR DAMIAN PETHICA AS A DIRECTOR

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Damian Pethica, pursuant to Article 10.4.1 of the Constitution of the Company, be and is hereby appointed as a director of the Company, effective immediately upon the close of this general meeting.”

BY ORDER OF THE BOARD

John Lee
Company Secretary
18 February 2009

Voting at the meeting

1.

If you are able to attend the meeting, on a show of hands each Progen Shareholder present may cast one vote. A Progen Shareholder present includes a person present as a proxy, attorney or body corporate representative. However, if a Progen Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.	On a poll, Progen Shareholders have one vote for every fully paid ordinary share held.

3.

Progen has determined that for the purposes of voting at the meeting or adjourned meeting, ordinary shares will be taken to be held by those persons recorded in the register of Progen Shareholders as at 7.00 pm Sydney time on 25 March 2009.

Appointment of a proxy

4.

If you are a Progen Shareholder and you are unable to attend and vote at the meeting, and wish to appoint a proxy, you can do so by using the enclosed proxy form. A proxy need not be a Progen Shareholder.

5.

The attached proxy form must be completed and lodged in accordance with the instructions on the form. Alternatively you can lodge your proxy appointment online at www.investorvote.com.au in accordance with the instructions on the enclosed proxy form.

6.

A Progen Shareholder who is entitled to appoint a proxy may appoint one or two proxies if the Progen Shareholder is entitled to more than one vote. If appointing two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If this is not specified, each proxy may exercise one half of the votes, in which case any fraction of votes will be disregarded.

7.

If a Progen Shareholder appoints the Chairman of the meeting as the Progen Shareholder’s proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that Progen Shareholder, against that item on a poll.